UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Vimicro International Corporation

(Name of the Issuer)

Vimicro International Corporation Vimicro China (Parent) Limited
Vimicro China Acquisition Limited
Dr. Zhonghan (John) Deng
Mr. Zhaowei (Kevin) Jin
Dr. Xiaodong (Dave) Yang
Vimicro Beijing Corporation
Vimicro Shenzhen Corporation
Vimicro Tianjin Corporation
Mr. Shengda Zan
Nantong Zongyi Investment Co., Ltd.
Alpha Spring Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

92718N109

(CUSIP Number)

Vimicro International Corporation 16/F Shining Tower No. 35 Xueyuan Road, Haidian District Beijing 100191 People’s Republic of China Attention: Jackie Long Tel: +86-10-6894-8888	Vimicro China (Parent) Limited
Vimicro China Acquisition Limited
16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191
People’s Republic of China
Attention: Mr. Zhaowei (Kevin) Jin
Tel: +86-10-6894-8888
Dr. Zhonghan (John) Deng
Vimicro Beijing Corporation
16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191
People’s Republic of China
Attention: Dr. Zhonghan (John) Deng
Tel: +86-10-6894-8888	Mr. Zhaowei (Kevin) Jin
Vimicro Shenzhen Corporation
16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191
People’s Republic of China
Attention: Mr. Zhaowei (Kevin) Jin
Tel: +86-10-6894-8888
Dr. Xiaodong (Dave) Yang
Vimicro Tianjin Corporation
16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191
People’s Republic of China
Attention: Dr. Xiaodong (Dave) Yang
Tel: +86-10-6894-8888	Mr. Shengda Zan
Nantong Zongyi Investment Co., Ltd.
Alpha Spring Limited
Room 906, Bank of Shanghai Tower
168 Middle Yincheng Road
Pudong District, Shanghai
People’s Republic of China
Attention: Mr. Shengda Zan
Tel: +86-10-6894-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Steven Liu Jerome J. Ku Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Suite 2101, Building C, Yintai Center, #2 Jianguomenwai Ave., Chaoyang District Beijing 100022 People’s Republic of China

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$292,774,452.06	$29,482.39

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $3.375 for 83,233,863 outstanding Shares of the issuer subject to the transaction plus (b) the product of 4,850,783 vested options to purchase Shares multiplied by $2.445 per option (which is the difference between the $3.375 per share merger consideration and the weighted average exercise price of $0.93 per share) ((a) and (b) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Vimicro International Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the registered ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing four Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Vimicro China (Parent) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Vimicro China Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Parent (“Merger Sub”); (d) Dr. Zhonghan (John) Deng, founder, chairman and chief executive officer of the Company (“Chairman”); (e) Mr. Zhaowei (Kevin) Jin, co-chief executive officer and a board member of the Company (“Mr. Jin”); (f) Dr. Xiaodong (Dave) Yang (“Mr. Yang”); (g) Vimicro Beijing Corporation, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by the Chairman (together with the Chairman, “the Chairman Parties”); (h) Vimicro Shenzhen Corporation, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Jin (together with Mr. Jin, the Mr. Jin Parties”); (i) Vimicro Tianjin Corporation, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Yang (together with Mr. Yang, the “Mr. Yang Parties”); (j) Mr. Shengda Zan (“Mr. Zan”); (k) Nantong Zongyi Investment Co., Ltd., a company incorporated under the laws of the People’s Republic of China 100% beneficially owned by Mr. Zan; (l) Alpha Spring Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Zan (“Alpha Spring”). Filing persons (d) through (i) are collectively referred to herein as the “Founder Parties.” Filing persons (j) through (l) are collectively referred to herein as the “Sponsor Parties.” The Founder Parties and filing person (l) are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (l) are collectively referred to herein as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger, dated as of September 15, 2015 and as amended on November 3, 2015, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub was merged with and into the Company (the “merger”) with the Company continuing as the surviving company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 15, 2015, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On December 18, 2015, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 18, 2015, pursuant to which the merger became effective on December 18, 2015. As a result of the merger, the Company became wholly owned by Parent.

At the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any options to purchase Shares outstanding under the Company’s 2004 Share Option Plan or 2005 Share Incentive Plan (including any amendment and modification thereto), (c) Shares (including the Shares represented by ADSs) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by any of Mr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation and Alpha Spring Limited, but excluding (i) 2,356,434 Shares and 108,325 ADSs beneficially owned by Mr. Xiaodong (Dave) Yang, (ii) 4,453,192 Shares and 15,000 ADSs beneficially owned by Mr. Zhonghan (John) Deng, and (iii) 1,391,851 Shares and 100,000 ADSs beneficially owned by Mr. Zhaowei (Kevin) Jin and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), were cancelled in exchange for the right to receive $3.375 in cash without interest, and for the avoidance of doubt, because each ADS represents four Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) represents the right to surrender the ADS in exchange for $13.50 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of October 24, 2005, by and among the Company, J.P. Morgan Chase Bank, N.A., and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares, of which there were none, were cancelled for no consideration.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the the NASDAQ Global Market, and the Company will cease to be a publicly traded Company. The Company has requested that trading of its ADSs on NASDAQ be suspended. The Company requested NASDAQ to file Form 25 with the United States Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)	Proxy Statement of the Company dated November 5, 2015 (the “proxy statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 15, 2015.
(b)-(1)	Commitment Letter, dated as of September 15, 2015, by and among Alpha Spring Limited, Parent and Merger Sub.*
(c)-(1)	Opinion of Duff & Phelps, LLC dated September 15, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 15, 2015.*
(d)-(1)	Agreement and Plan of Merger, dated as of September 15, 2015, by and among the Company, Parent and Merger Sub, and as amended on November 3, 2015, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Rollover Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and the Rollover Shareholders, and as amended on November 3, 2015, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)	Founder Limited Guarantee, dated as of September 15, 2015, by the Founder Parties in favor of the Company incorporated herein by reference to Annex F to the proxy statement.
(d)-(4)	Sponsor Limited Guarantee, dated as of September 15, 2015, by Nantong Zongyi Investment Co., Ltd. and Alpha Spring Limited in favor of the Company incorporated herein by reference to Annex G to the proxy statement.
(d)-(5)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and Alpha Spring Limited incorporated herein by reference to Annex H to the proxy statement.
(d)-(6)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, the Chairman and Vimicro Beijing Corporation incorporated herein by reference to Annex I to the proxy statement.
(d)-(7)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Mr. Zhaowei (Kevin) Jin and Vimicro Shenzhen Corporation incorporated herein by reference to Annex J to the proxy statement.
(d)-(8)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Dr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation incorporated herein by reference to Annex K to the proxy statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*	Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

Vimicro International Corporation

By:	/s/ Charles (Chuck) K. Ng Name: Charles (Chuck) K. Ng Title: Special Committee Chairman

Vimicro China (Parent) Limited

By:	/s/ Zhaowei (Kevin) Jin Name: Zhaowei (Kevin) Jin Title: Director

Vimicro China Acquisition Limited

By:	/s/ Zhaowei (Kevin) Jin Name: Zhaowei (Kevin) Jin Title: Director

Dr. Zhonghan (John) Deng

/s/ Zhonghan (John) Deng

Mr. Zhaowei (Kevin) Jin

/s/ Zhaowei (Kevin) Jin

Dr. Xiaodong (Dave) Yang

/s/ Xiaodong (Dave) Yang

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng Name: Zhonghan (John) Deng Title: Director

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin Name: Zhaowei (Kevin) Jin Title: Director

Vimicro Tianjin Corporation

By:	/s/ Xiaodong (Dave) Yang Name: Xiaodong (Dave) Yang Title: Director

Mr. Shengda Zan

/s/ Shengda Zan

Nantong Zongyi Investment Co., Ltd.

By:	/s/ Shengda Zan Name: Shengda Zan Title: Director

Alpha Spring Limited

By:	/s/ Shengda Zan Name: Shengda Zan Title: Director

Exhibit Index

(a)-(1)	Proxy Statement of the Company dated November 5, 2015 (the “proxy statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 15, 2015.
(b)-(1)	Commitment Letter, dated as of September 15, 2015, by and among Alpha Spring Limited, Parent and Merger Sub.*
(c)-(1)	Opinion of Duff & Phelps, LLC dated September 15, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 15, 2015.*
(d)-(1)	Agreement and Plan of Merger, dated as of September 15, 2015, by and among the Company, Parent and Merger Sub, and as amended on November 3, 2015, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Rollover Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and the Rollover Shareholders, and as amended on November 3, 2015, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)	Founder Limited Guarantee, dated as of September 15, 2015, by the Founder Parties in favor of the Company incorporated herein by reference to Annex F to the proxy statement.
(d)-(4)	Sponsor Limited Guarantee, dated as of September 15, 2015, by Nantong Zongyi Investment Co., Ltd. and Alpha Spring Limited in favor of the Company incorporated herein by reference to Annex G to the proxy statement.
(d)-(5)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub and Alpha Spring Limited incorporated herein by reference to Annex H to the proxy statement.
(d)-(6)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, the Chairman and Vimicro Beijing Corporation incorporated herein by reference to Annex I to the proxy statement.
(d)-(7)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Mr. Zhaowei (Kevin) Jin and Vimicro Shenzhen Corporation incorporated herein by reference to Annex J to the proxy statement.
(d)-(8)	Voting Agreement, dated as of September 15, 2015, by and among Parent, Merger Sub, Dr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation incorporated herein by reference to Annex K to the proxy statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*	Previously filed